CORRESPONDENCE

Joel Seidner, Esq.
880 Tully Road #50
Houston, Texas 77079
voice:  (281) 493-1311
fax:  (281) 667-3292

February 3, 2009

to:	Douglas Brown, Carmen Moncada-Terry and H. Roger Schwall
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010

re:	Hyperdynamics Corporation
Schedule PRE 14A
Filed October 2, 2008
SEC File Number 001-32490

I represent Hyperdynamics Corporation.  Herewith, the Schedule PRE-R 14A, the acknowledgment letter and the memorandum of responses.

Very truly yours,

/s/ Joel Seidner, Esq.
Joel Seidner, Esq.

Kent Watts, CEO and President
Hyperdynamics Corporation
One Sugar Creek Center Blvd., #125
Sugar Land, Texas 77478
voice:  (713) 3539400      fax: (713) 353-9421

CORRESPONDENCE

February 3, 2009      via Edgar to SEC

to:	Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

from:	Hyperdynamics Corporation
Kent Watts, CEO and President

ref:	Hyperdynamics Corporation (the "Registrant")
Schedule PRE-R 14A
SEC File Number 001-32490

Company Acknowledgements

My name is Kent Watts.  I am CEO and President of Hyperdynamics Corporation (the "Registrant" or the "Company").

The Company/Registrant acknowledges that:

(a)	The Company/Registrant is responsible for the adequacy and accuracy of the disclosure in the Filing;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Company/Registrant may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

(signed)
/s/ Kent Watts
Kent Watts
CEO and President
Hyperdynamics Corporation

Hyperdynamics Corporation
Schedule PRE 14A
SEC File Number 001-32490

Memorandum of Responses

Staff comment Number 1 about the Compensation Disclosure.

Response:	The Schedule PRE-R 14A has been revised.

Staff comment Number 2 about the Compensation Disclosure.

Response:	The Schedule PRE-R 14A has been revised.